UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Israel Chemicals Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share

(Title of Class of Securities)

023681218

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023681218	Israel Chemicals Ltd.

1	NAME OF REPORTING PERSONS: Israel Corporation Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 589,410,569(1)(2)(3)(4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 589,410,569(1)(2)(3)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 589,410,569(1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 46.18%(5)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents 589,410,569 ordinary shares (“Ordinary Shares”), par value NIS 1.00 per share of Israel Chemicals Ltd. (“ICL”).
(2)	Includes 2,286,720 Ordinary Shares, which Israel Corporation Ltd. (“Israel Corp.”) has a right to regain within 60 days of the reporting date, subject to certain forward sale agreements, as set forth on ICL’s registration statement on Form F-1, filed with the Securities and Exchange Commission (the “Commission”) on September 23, 2014 (the “ICL Form F-1”). Israel Corp. does not currently have voting rights or dispositive power with respect to these 2,286,720 Ordinary Shares subject to the forward sale agreements, which shares have been made available to the forward counterparties under such agreements. Israel Corp. will not regain voting rights and dispositive power with respect to all or a portion of such 2,286,720 Ordinary Shares unless it informs the forward counterparties otherwise at the relevant settlement dates specified in such agreements. Settlement under such forward sale agreements with respect to such 2,286,720 Ordinary Shares will be executed in components, on a number of settlement dates.

(3)	Excludes 31,633,688 Ordinary Shares, which Israel Corp. has a right to regain from after 60 days following the reporting date, subject to certain forward sale agreements, as set forth on the ICL Form F-1. Israel Corp. does not currently have voting rights or dispositive power with respect to these 31,633,688 Ordinary Shares subject to the forward sale agreements, which shares have been made available to the forward counterparties. Under such agreements, Israel Corp. will not regain voting rights and dispositive power with respect to all or a portion of such 31,633,688 Ordinary Shares unless it informs the forward counterparties otherwise at the relevant settlement dates specified in such agreements. Settlement under such forward sales agreements with respect to such 31,633,688 Ordinary Shares is expected to continue to be executed in components, on a number of settlement dates over a period of approximately three years.
(4)	Holders of Ordinary Shares are entitled to one vote for each share on all matters submitted to a vote of shareholders, subject to any special rights of a special state share issued to the State of Israel in ICL and its main subsidiaries (the “Special State Share”) or to any class of shares that may be authorized in the future.
(5)	Based on 1,276,389,497 Ordinary Shares issued and outstanding as of November 25, 2016 (after excluding shares held by ICL or its subsidiaries), as set forth on ICL’s Form 6-K, furnished to the Commission on December 1, 2016.

Item 1.

(a)	Name of Issuer:

Israel Chemicals Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

Item 2.

(a)	Name of Person Filing:

Israel Corporation Ltd.

(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of Israel Corp. is:

Millennium Tower

23 Aranha Street

P.O. Box 20456

Tel Aviv 61204 Israel

(c)	Citizenship:

Israel Corp. is organized under the laws of Israel

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 1.00 per share

(e)	CUSIP Number:

023681218

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 589,410,569(1)(2)(3)

(b)	Percent of class: 46.18%(4)

(c)	Number of shares as to which Israel Corp. has:

(i) Sole power to vote or to direct the vote: 589,410,569 (1)(2)(3)(5)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 589,410,569(1)(2)(3)

(iv) Shared power to dispose or to direct the disposition of: 0

(1)	Represents 589,410,569 Ordinary Shares of ICL.
(2)	Includes 2,286,720 Ordinary Shares, which Israel Corp. has a right to regain within 60 days of the reporting date, subject to certain forward sale agreements, as set forth on the ICL Form F-1. Israel Corp. does not currently have voting rights or dispositive power with respect to these 2,286,720 Ordinary Shares subject to the forward sale agreements, which shares have been made available to the forward counterparties under such agreements. Israel Corp. will not regain voting rights and dispositive power with respect to all or a portion of such 2,286,720 Ordinary Shares unless it informs the forward counterparties otherwise at the relevant settlement dates specified in such agreements. Settlement under such forward sale agreements with respect to such 2,286,720 Ordinary Shares will be executed in components, on a number of settlement dates.
(3)	Excludes 31,633,688 Ordinary Shares, which Israel Corp. has a right to regain from after 60 days following the reporting date, subject to certain forward sale agreements, as set forth on the ICL Form F-1. Israel Corp. does not currently have voting rights or dispositive power with respect to these 31,633,688 Ordinary Shares subject to the forward sale agreements, which shares have been made available to the forward counterparties. Under such agreements, Israel Corp. will not regain voting rights and dispositive power with respect to all or a portion of such 31,633,688 Ordinary Shares unless it informs the forward counterparties otherwise at the relevant settlement dates specified in such agreements. Settlement under such forward sales agreements with respect to such 31,633,688 Ordinary Shares is expected to continue to be executed in components, on a number of settlement dates over a period of approximately three years.
(4)	Based on 1,276,389,497 Ordinary Shares issued and outstanding as of November 25, 2016 (after excluding shares held by ICL or its subsidiaries), as set forth on ICL’s Form 6-K, submitted to the Commission on December 1, 2016.
(5)	Holders of Ordinary Shares are entitled to one vote for each share on all matters submitted to a vote of shareholders, subject to any special rights of the Special State Share or to any class of shares that may be authorized in the future.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Israel Corp. is a public company traded on the Tel Aviv Stock Exchange. As such, all decisions relating to the voting or disposition of stock of ICL are made by the board of directors of Israel Corp. or its designees. In accordance with the Israel Companies Law – 1999, at least two “external directors” (as such term is defined under the Israel Companies Law – 1999) are members of Israel Corp.’s board of directors.

A discretionary trust, in which Mr. Idan Ofer is a principal beneficiary, indirectly holds 80% of the economic interest in Millennium Investments Elad Ltd. (“Millennium”), which holds approximately 46.9% of the issued and outstanding shares of Israel Corp. as of February 14, 2017. The foregoing discretionary trust also indirectly holds an additional approximately 0.74% of the issued and outstanding shares of Israel Corp. as of February 14, 2017. A second discretionary trust in which Mr. Ofer is also a principal beneficiary controls 50% of the ordinary share capital of a company that indirectly holds (i) 20% of the economic interest in Millennium and (ii) approximately 1.24% of the issued and outstanding shares of Israel Corp. as of February 14, 2017. Mr. Ofer also owns directly approximately 3.85% of the issued and outstanding shares of Israel Corp. as of February 14, 2017. Each of the foregoing Israel Corp. holders disclaims beneficial ownership of any securities of ICL held by Israel Corp., except to the extent of its pecuniary interest therein, if any.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

Israel Corporation Ltd.

By:	/s/ Avisar Paz
	Name:	Avisar Paz
	Title:	Chief Executive Officer

By:	/s/ Maya Alcheh-Kaplan
	Name:	Maya Alcheh-Kaplan
	Title:	Executive Vice President, General Counsel & Company Secretary